The information in this preliminary pricing supplement is not complete and may be changed.   This preliminary pricing supplement and the accompanying prospectus, prospectus supplement and index supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Pricing Supplement dated May 20, 2013

Preliminary Pricing Supplement	Filed Pursuant to Rule 424(b)(2)
(To the Prospectus dated August 31, 2010 and the	Registration No. 333-169119
Prospectus Supplement dated May 27, 2011)

$[•] AutoCallable Range Accrual Notes due June 2, 2016 Linked to the Performance of the Russell 2000® Index Global Medium-Term Notes, Series A, No. E-7931

Terms used in this preliminary pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC
Initial Valuation Date*:	May 20, 2013
Issue Date*:	May 23, 2013
Final Valuation Date**:	May 27, 2016
Maturity Date***:	June 2, 2016, subject to Automatic Early Redemption (as set forth below)
Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof
Reference Asset:	Russell 2000® Index (the “Index”) (Bloomberg ticker symbol “RTY <Index>”)
Automatic Early Redemption:

If on any of the following Valuation Dates**:  May 27, 2014, August 27, 2014, November 28, 2014, February 27, 2015, May 27, 2015, August 27, 2015, November 27, 2015, February 29, 2016, the Index Closing Level of the Index is greater than or equal to the Initial Level of the Index, the Notes will be automatically redeemed on the related Interest Payment Date for an amount in cash per Note equal to $1,000 plus the related Interest Payment, if any.  In that case, you will not receive any additional Interest Payments following the redemption.

Reference Asset Return:	The performance of the Index from the Initial Level to the Final Level, calculated as follows: Final Level – Initial Level Initial Level
Buffer Percentage:	20.00%
Downside Leverage Factor:	1.25
Payment at Maturity:

If the Notes are not automatically redeemed prior to maturity, for each $1,000 principal amount Note you will receive a cash payment (subject to our credit risk) on the stated Maturity Date, determined as follows:

•      If the Reference Asset Return is equal to or greater than -20.00%: $1,000 plus any Interest Payment due at maturity.

•      If the Reference Asset Return is less than -20.00%:  an amount equal to (a) $1,000 plus (b) $1,000 times the sum of (i) the Reference Asset Return and (ii) the Buffer Percentage times (iii) the Downside Leverage Factor.  Accordingly, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [$1,000 x (Reference Asset Return + Buffer Percentage) x 1.25]

                  You will also receive any Interest Payment due at maturity.

 If the Index declines by more than 20% from the Initial Level to the Final Level, you will lose 1.25% of the principal amount of your Note for every 1% that the Reference Asset Return falls below -20%.  As such, you may lose some or all of your principal at maturity if the Index declines by more than 20%.

Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this preliminary pricing supplement.

[Summary Terms of the Notes Continue on the Next Page]

	Initial Issue Price†	Price to Public	Agent’s Commission‡	Proceeds to Barclays Bank PLC
Per Note	$1,000	99.90%	0.10%	99.90%
Total	$[•]	$[•]	$[•]	$[•]

‡ Barclays Capital Inc. will receive commissions from the Issuer equal to up to 0.10% of the principal amount of the Notes, or up to $1.00 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers.  Investors that hold their Notes in fee-based advisory or trust accounts may be charged fees by the investment advisor or manager of such account based on the amount of assets held in those accounts, including the Notes.

If we were to price the Notes for initial sale to the public as of the date of this preliminary pricing supplement, our hypothetical estimated value of the Notes as of such day, based on our internal pricing models, would be approximately $985.20 per Note.  Our estimated value of the Notes on the Initial Valuation Date will not be less than $981.40 per Note.  The hypothetical estimated value is expected to be less than the initial issue price of the Notes.  See “Additional Information Regarding Our Estimated Value of the Notes” on page PPS-4 of this preliminary pricing supplement.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page PPS-6 of this preliminary pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system.  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this preliminary pricing supplement is truthful or complete.   Any representation to the contrary is a criminal offense.

Summary Terms Continued

Above Barrier Level Rate:	6.50% per annum
Below Barrier Level Rate:	0.00% per annum
Accrual Period:

The three month period from and including the Issue Date to and excluding the first Interest Payment Date, and each successive three month period from and including the preceding Interest Payment Date to but excluding the next Interest Payment Date, except that the final Accrual Period will end on, but exclude, the scheduled Maturity Date.

Accrual Factor:

For any Accrual Period, the number of  Scheduled Trading Days in that Accrual Period on which the Index Closing Level of the Index is greater than or equal to the Barrier Level, divided by the total number of Scheduled Trading Days in that Accrual Period.

Interest Rate:

For each Accrual Period, the effective interest rate will be equal to the sum of:

(a) the product of (1) the Above Barrier Level Rate and (2) the applicable Accrual Factor; and

(b) the product of (1) the Below Barrier Level Rate and (2) one minus the applicable Accrual Factor.

Interest Payment:	On each quarterly Interest Payment Date, unless previously redeemed, the Notes will pay an interest payment equal to: $1,000 x the effective Interest Rate (as defined above)
Interest Payment Dates****:	Quarterly, three business days following each Valuation Date, except that the final Interest Payment Date shall be the Maturity Date.
Valuation Dates**:	Quarterly, on the 27th day of each August, November, February and May commencing on August 27, 2013 and ending on the Final Valuation Date.
Initial Level:	[•], the Index Closing Level of the Index on the Initial Valuation Date.
Final Level:	The Index Closing Level of the Index on the Final Valuation Date.
Barrier Level:	[•], which is 80.00% of the Initial Level, rounded to the nearest cent.
Index Closing Level:

With respect to any date, the closing level of the Index published at the regular weekday close of trading on that date as displayed on Bloomberg Professional® service page “RTY <Index>” or any successor page on Bloomberg Professional® service or any successor service, as applicable. In certain circumstances, the closing level of the Index will be based on the alternate calculation of the Index as described in “Reference Assets—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” starting on page S-102 of the accompanying Prospectus Supplement.

Day Count Convention:	Scheduled Trading Days in Accrual Period/252
Disrupted Day:	Any Scheduled Trading Day on which a market disruption event has occurred.
Scheduled Trading Day:	Any day on which the relevant primary market of the Index is open for trading for its regular trading session, as determined by the calculation agent in its sole discretion.
Calculation Agent:	Barclays Bank PLC
CUSIP/ISIN:	06741TVN4 / US06741TVN44

*                   The Notes are expected to price on or about May 20, 2013  (the “Initial Valuation Date”) and are expected to issue on or about May 23, 2013 (the “Issue Date”).  In the event that we make any changes to the expected Initial Valuation Date and Issue Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Notes remains the same.

**              Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the prospectus supplement.

***         Subject to postponement in the event of a market disruption event and as described under “Terms of the Notes––Maturity Date” and “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the prospectus supplement.

****  If such day is not a business day, payment will be made on the immediately following business day with the same force and effect as if made on the specified date.  No additional interest will accrue as a result of delayed payment.

The Notes will not be listed on any U.S. securities exchange or quotation system.  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this preliminary pricing supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured or guaranteed by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this preliminary pricing supplement together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated May 27, 2011 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part.  This preliminary pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                  Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•                  Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

Our SEC file number is 1-10257.  As used in this preliminary pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Additional information Regarding Our Estimated Value of the Notes

The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public, which we refer to as the Initial Valuation Date, based on prevailing market conditions on the Initial Valuation Date, and will be communicated to investors either orally or in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates.  As a result of changes in these variables, potential inaccuracy of subjective assumptions, changes in market conditions and other factors that cannot be predicted, our estimate of the value of the Notes on the Initial Valuation Date may differ materially from the hypothetical estimated value referenced on the cover page of this preliminary pricing supplement.

Further, our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market.  Each of our hypothetical estimated value referenced above and our estimated value on the Initial Valuation Date is based on our internal funding rates.  Our estimated value of the Notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Each of our hypothetical estimated value of the Notes referenced above and our estimated value of the notes on the Initial Valuation Date is expected to be less than the initial issue price of the Notes.  The difference between the initial issue price of the Notes and our estimated value of the Notes is expected to result from several factors, including any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and expected development and other costs which we may incur in connection with the Notes.

Neither our hypothetical estimated value referenced above, nor our estimated value on the Initial Valuation Date, is a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Initial Valuation Date for a temporary period expected to be approximately six months after the Issue Date because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes.  We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes.  The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PPS-9 of this preliminary pricing supplement.

You may revoke your offer to purchase the Notes at any time prior to the Initial Valuation Date.  We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their Initial Valuation Date.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

PPS-1

HYPOTHETICAL AMOUNTS PAYABLE ON THE NOTES

The examples below illustrate the various payments you may receive on the Notes in a number of different hypothetical scenarios.  These examples are only hypothetical and do not indicate the actual payments or return you will receive on the Notes.

Hypothetical Quarterly Interest Payments per Note

As described above, the Notes may pay a contingent quarterly Interest Payment on each Interest Payment Date at a per annum Interest Rate calculated based on Index Closing Level, the Above Barrier Level Rate, Below Barrier Level Rate and Accrual Factor. The following illustrates the process by which the Interest Rate and Interest Payment are determined for any such Accrual Period.

For purposes of these examples, we assume that the Notes are not subject to an Automatic Early Redemption (i.e. the Index Closing Level of the Index is greater than or equal to the Initial Level on any of the Valuation Dates for which the Automatic Early Redemption provision applies). If the Notes were automatically redeemed on any such Valuation Date, the investor would receive on the related Interest Payment Date an amount in cash per Note equal to $1,000 plus the related Interest Payment, if any. In that case, the investor will not receive any additional Interest Payments following the redemption.

Interest Rate Calculation

Step 1: Calculate the Accrual Factor.

For each Scheduled Trading Day in an Accrual Period, the Index Closing Level is determined and evaluated relative to the Barrier Level. The amount of interest payable on the Notes for any Accrual Period is dependent on the Accrual Factor. The Accrual Factor for any Accrual Period is a fraction, where the numerator reflects the number of  Scheduled Trading Days in that Accrual Period on which the Index Closing Level is (or is deemed to be) greater than or equal to the Barrier Level, and the denominator reflects the total number of  Scheduled Trading Days in that Accrual Period.

Step 2: Calculate the annual Interest Rate for each Accrual Period.

For each Scheduled Trading Day in an Accrual Period on which the Index Closing Level is (or is deemed to be) greater than or equal to the Barrier Level, the applicable Above Barrier Level Rate will accrue; conversely, for each Schedule Trading Day in a Accrual Period on which the Index Closing Level is less than the Barrier Level, the applicable Below Barrier Level Rate will accrue.

Stated mathematically, the interest rate per annum for any Accrual Period will be equal to the sum of:

(a) the product of (1) the Above Barrier Level Rate and (2) the applicable Accrual Factor, and

(b) the product of (1) the Below Barrier Level Rate and (2) one minus the applicable Accrual Factor.

With the Above Barrier Level Rate greater than or equal to the Below Barrier Level Rate, the maximum possible per annum Interest Rate for any Accrual Period is the Above Barrier Level Rate of 6.50%, and the actual interest rate per annum for any Accrual Period will decrease in proportion to the number of Scheduled Trading Days in the Accrual Period that the Index Closing Level is less than the Barrier Level. As a result, the possible per annum Interest Rate for any Accrual Period could potentially be zero. See “Selected Risk Factors—Barrier Level/Interest Payment Risk”.

Step 3: Calculate the Interest Payment amount payable for each Interest Payment Date.

For each Accrual Period, once the Calculation Agent has determined the applicable interest rate per annum, the Calculation Agent will calculate the effective interest rate for the Accrual Period by multiplying the annual interest rate determined for that Accrual Period by the day count convention. The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date. No adjustments to the amount of interest calculated will be made in the event an Interest Payment Date is not a business day.

Additional examples of Interest Rate and Interest Payment Calculations

The following examples illustrate how the per annum Interest Rate and Interest Payment amount would be calculated for a given Accrual Period under different Accrual Factor scenarios. These examples assume the Above Barrier Level Rate for the Accrual Period of 6.50% per annum and the Below Barrier Level Rate of 0.00% per annum. The Notes will have quarterly Interest Payment Dates, and Interest Payments will be calculated using a Scheduled Trading Days/252 day count basis (such that the applicable day count fraction for the quarterly Interest Payment will be: Scheduled Trading Days in Accrual Period/252).

PPS-2

These values and assumptions have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the future performance of the Index. Numbers in the table below have been rounded for ease of analysis.

Above Barrier Level Rate (per annum)	Number of Scheduled Trading Days in Accrual Period on which the Index Closing Level is greater than or equal to the Barrier Level	Accrual Factor	Interest Rate (per annum)[1]	Effective Interest Rate[2]	Quarterly Interest Payment (per $1,000 Note) [3]
6.50%	61	100%	6.50%	1.573%	$15.73
6.50%	41	67%	4.37%	1.058%	$10.58
6.50%	20	32.80%	2.13%	0.516%	$5.16
6.50%	0	0%	0.00%	0.00%	$0.00

__________________________

1. The interest rate per annum is equal to the sum of (a) the product of (1) the Above Barrier Level Rate and (2) the applicable Accrual Factor, and (b) the product of (1) the Below Barrier Level Rate and (2) one minus the applicable Accrual Factor. For purposes of these examples, the Below Barrier Level Rate is equal to 0.00%. As a result, the interest rate per annum is simply equal to the Above Barrier Level Rate times the applicable Accrual Factor, and no interest will accrue for any Scheduled Trading Days in the Accrual Period on which the Index Closing Level was less than the Barrier Level.

2. Effective interest rate equals the interest rate per annum multiplied by the quarterly day count fraction (Scheduled Trading Days in Accrual Period/252).

3. Interest Payment equals the principal amount times the effective interest rate.

Example 1: If, on every Scheduled Trading Day during the relevant Accrual Period, the Index Closing Level is greater than or equal to the Barrier Level, the related Accrual Factor would equal 100%, or 1.0. In this case, the Above Barrier Level Rate of 6.50% would accrue for every Scheduled Trading Day in the Accrual Period. As a result, the per annum interest rate for that Accrual Period would be equal to the Above Barrier Level Rate of 6.50%, the maximum per annum interest rate for that Accrual Period, and you would receive an Interest Payment of $15.73 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 6.50% x Scheduled Trading Days in Accrual Period/252) = 1.573%

Interest Payment = $1,000 x 1.573% = $15.73

Example 2: If, on every Scheduled Trading Day during the relevant Accrual Period, the Index Closing Level is less than the Barrier Level, the related Accrual Factor would equal 0%, or 0.0. In this case, the Below Barrier Level Rate of 0.00% would accrue for every Scheduled Trading Day in the Accrual Period. As a result, the per annum interest rate for that Accrual Period would be equal to 0.00%, and you would receive no Interest Payment on the related quarterly Interest Payment Date (the Interest Payment would be $0).

Example 3: If the Index Closing Level is greater than or equal to the Barrier Level on 32.80% of the Scheduled Trading Days in the relevant Accrual Period, but less than the Barrier Level on the other 67.20% of the relevant Scheduled Trading Days, the related Accrual Factor would equal 32.80%, or 0.3280. In this case, the Above Barrier Level Rate of 6.50% would accrue for 32.80% of the Scheduled Trading Days in that Accrual Period, while the Below Barrier Level Rate of 0.00% would accrue for the remaining 67.20%  Scheduled Trading Days in that Accrual Period. As a result, the per annum interest rate for that Accrual Period would be 2.13%, calculated as follows:

Per Annum Interest Rate = (6.50% x 0.3280) + (0.00% x [1 – 0.3280]) = 2.13%

Based on the per annum interest rate for the relevant Accrual Period determined per the above, you would receive an interest payment of $5.16 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 2.13% x (Scheduled Trading Days in Accrual Period/252) = 0.516%

Interest Payment = $1,000 x 0.516% = $5.16

Hypothetical Payment at Maturity Assuming a Range of Performance for the Index (Excludes any Interest Payment Payable at Maturity)

The following table illustrates the hypothetical payment at maturity on the Notes (excluding any Interest Payment due at maturity, as described above).  The hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual Payment at Maturity applicable to a purchaser of the Notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.  The hypothetical payments at maturity set forth assume:  a hypothetical Initial Level of $988.54, a

PPS-3

Buffer Percentage of 20.00% and the Downside Leverage Factor of 1.25.  The hypothetical payments at maturity set forth below do not take into account any tax consequences of investing in the Notes.

Final Level	Reference Asset Return	Payment at Maturity*
1,977.08	100.00%	1,000.00
1,878.23	90.00%	1,000.00
1,779.37	80.00%	1,000.00
1,680.52	70.00%	1,000.00
1,581.66	60.00%	1,000.00
1,482.81	50.00%	1,000.00
1,383.96	40.00%	1,000.00
1,285.10	30.00%	1,000.00
1,186.25	20.00%	1,000.00
1,087.39	10.00%	1,000.00
1,037.97	5.00%	1,000.00
988.54	0.00%	1,000.00
939.11	-5.00%	1,000.00
889.69	-10.00%	1,000.00
840.26	-15.00%	1,000.00
790.83	-20.00%	1,000.00
691.98	-30.00%	875.00
593.12	-40.00%	750.00
494.27	-50.00%	625.00
395.42	-60.00%	500.00
296.56	-70.00%	375.00
197.71	-80.00%	250.00
98.85	-90.00%	125.00
0.00	-100.00%	0.00

*Per $1,000 principal amount Note (excludes any Interest Payment payable at maturity)

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: The level of the Index increases from an Initial Level of 988.54 to a Final Level of 1,037.97.
Because the Final Level of 1,037.97 is equal to or greater than the Initial Level of 988.54, the investor receives a Payment at Maturity of $1,000 per $1,000 principal amount Note.

Example 2: The level of the Index decreases from an Initial Level of 988.54 to a Final Level of 889.69.

The Final Level of 889.69 is less than the Initial Level of 988.54 but the Reference Asset Return of -10.00% is equal to or greater than -20.00%, the investor will receive a Payment at Maturity of $1,000 per $1,000 principal amount Note.

Example 3: The level of the Index decreases from an Initial Level of 988.54 to a Final Level of 691.98.

The Final Level of 691.98 is less than the Initial Level of 988.54 and the Reference Asset Return of -30.00% is less than -20.00%, the investor will receive a Payment at Maturity of $875.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (Reference Asset Return + Buffer Percentage) x 1.25]

$1,000 + [$1,000 x (-30.00% + 20.00%) x 1.25] = $875.00

Selected Purchase Considerations

•                      Market Disruption Events and Adjustments—The Final Valuation Date, the Maturity Date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

o                 For a description of what constitutes a market disruption event with respect to the Index as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities”; and

o                 For a description of further adjustments that may affect the Index, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index”.

PPS-4

•                  Exposure to U.S. Equities of the Index—The return on the Notes is linked to the performance of the Index from the Initial Level to the Final Level, as described in this preliminary pricing supplement.  The Index is designed to track the performance of the small capitalization segment of the U.S. equity market.  For additional information about the Index, see “Description of the Index” in this preliminary pricing supplement.

•                  Material U.S. Federal Income Tax Considerations—The material tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes).  In addition, this discussion does not apply to you if you purchase your Notes for less than the principal amount of the Notes.

The U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below.  Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a contingent income-bearing executory contract with respect to the Reference Asset.  If your Notes are properly treated as a contingent income-bearing executory contract, it would be reasonable (i) to treat any Interest Payments you receive on the Notes as items of ordinary income taxable in accordance with your regular method of accounting for U.S. federal income tax purposes and (ii) to recognize capital gain or loss upon the sale, redemption or maturity of your Notes in an amount equal to the difference (if any) between the amount you receive at such time (other than amounts attributable to an Interest Payment) and your basis in the Notes for U.S. federal income tax purposes.  Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.

Any character mismatch arising from your inclusion of ordinary income in respect of the Interest Payments and capital loss (if any) upon the sale, redemption or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above.  This opinion assumes that the description of the terms of the Notes in this preliminary pricing supplement is materially correct.

Alternative Treatments.  As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.  Other alternative treatments for your Notes may also be possible under current law.  For example, it is possible that the Notes could be treated as debt instruments subject to the special tax rules governing contingent payment debt instruments. Under the contingent payment debt instrument rules, you generally would be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield and projected payment schedule for the Notes and pay tax accordingly, even though these amounts may exceed the Interest Payments (if any) that are made on the Notes.  You would also be required to make adjustments to your accruals if the actual amounts that you receive in any taxable year differ from the amounts shown on the projected payment schedule.  In addition, any gain you may recognize on the sale, redemption or maturity of the Notes would be taxed as ordinary interest income and any loss you may recognize on the sale, redemption or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income without an offsetting negative adjustment and thereafter would be capital loss.  You should consult your tax advisor as to the special rules that govern contingent payment debt instruments.

It is also possible that your Notes could be treated as an investment unit consisting of (i) a debt instrument that is issued to you by us and (ii) a put option in respect of the Reference Asset that is issued by you to us.  You should consult your tax advisor as to the possible consequences of this alternative treatment.

In addition, it is possible that (i) you should not include the Interest Payments (if any) in income as you receive them and instead you should reduce your basis in your Notes by the amount of the Interest Payments that you receive; (ii) you should not include the Interest Payments (if any) in income as you receive them and instead, upon the sale, redemption or maturity of your Notes, you should recognize short-term capital gain or loss in an amount equal to the difference between (a) the amount of the Interest Payments made to you over the term of the Notes (including any Interest Payment received at redemption or maturity or the amount of cash that you receive upon a sale that is attributable to the Interest Payments to be made on the Notes) and (b) the excess (if any) of (1) the amount you paid for your Notes over (2) the amount of cash you receive upon the sale, redemption or maturity (excluding any Interest Payment received at redemption or maturity or the amount of cash that you receive upon a sale that is attributable to the Interest Payments to be made on the Notes); or (iii) if an Interest Payment is made at redemption or maturity, such Interest Payment should not separately be taken into account as

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ordinary income but instead should increase the amount of capital gain or decrease the amount of capital loss that you recognize at such time.

Furthermore, it is also possible that the Notes could be treated as notional principal contracts that are comprised of a swap component and a loan component.  If the Notes were treated as notional principal contracts, you could be required to accrue income over the term of your Notes in respect of the loan component (which may exceed the Interest Payments, if any, that are made on the Notes), and any gain or loss that you recognize upon the maturity of your Notes would likely be treated as ordinary income or loss. You should consult your tax advisor with respect to these possible alternative treatments.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.  For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this preliminary pricing supplement.

Medicare Tax.  As discussed under “Certain U.S. Federal Income Tax Considerations—Medicare Tax” in the accompanying prospectus supplement, certain U.S. holders will be subject to a 3.8% Medicare tax on their “net investment income” if their modified adjusted gross income for the taxable year is over a certain threshold.  Net investment income will include any gain that a U.S. holder recognizes upon the sale, redemption or maturity of the Notes, unless such income is derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities).  It is not clear, however, whether the Medicare tax would apply to any Interest Payments that you receive on the Notes, unless such Interest Payments are derived in the ordinary course of the conduct of a trade or business (in which case the Interest Payments should be treated as net investment income if they are derived in a trade or business that consists of certain trading or passive activities and should otherwise not be treated as net investment income).  Accordingly, U.S. holders that do not hold the Notes in the ordinary conduct of a trade or business should consult their tax advisors regarding the application of the Medicare tax to the Interest Payments.

“Specified Foreign Financial Asset” Reporting.  Under legislation enacted in 2010, owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns.  “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions, as well as any of the following (which may include your Notes), but only if they are not held in accounts maintained by financial institutions:  (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities.  Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Non-U.S. Holders.  Barclays currently does not withhold on payments to non-U.S. holders.  However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any Interest Payments at a 30% rate, unless you have provided to Barclays (i) a valid Internal Revenue Service Form W-8ECI or (ii) a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding.  If Barclays elects to withhold and you have provided Barclays with a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding, Barclays may nevertheless withhold up to 30% on any Interest Payments it makes to you if there is any possible characterization of the payments that would not be exempt from withholding under the treaty.  Non-U.S. holders will also be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding” in the accompanying prospectus supplement.

In addition, the Treasury Department has issued proposed regulations under Section 871(m) of the Internal Revenue Code which could ultimately require us to treat all or a portion of any payment in respect of your Notes as a “dividend equivalent” payment that is subject to withholding tax at a rate of 30% (or a lower rate under an applicable treaty).  However, such withholding would potentially apply only to payments made after December 31, 2013. You could also be required to make certain certifications in order to avoid or minimize such withholding obligations, and you could be subject to withholding (subject to your potential right to claim a refund from the Internal Revenue Service) if such certifications were not received or were not satisfactory.  You should consult your tax advisor concerning the potential application of these regulations to payments you receive with respect to the Notes when these regulations are finalized.

Selected Risk Considerations

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Index.  These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

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•                  “Risk Factors—Risks Relating to All Securities”;

•                  “Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds;

•                  “Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”;

•                  “Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•                  “Risk Factors—Additional Risks Relating to Securities Which We May Call or Redeem (Automatically or Otherwise);

•                  “Risk Factors—Additional Risks Relating to Securities with a Barrier Percentage or a Barrier Level.

In addition to the risks described above, you should consider the following:

Barrier Level / Interest Payment Risk—Investing in the Notes is not equivalent to investing in securities directly linked to the Index or ordinary debt securities which provide for fixed regular payment of interest. Instead, the amount of interest payable on the Notes for any Accrual Period is dependent on whether the Index Closing Level is greater than or equal to the Barrier Level on the Scheduled Trading Days during a given Accrual Period. For each Scheduled Trading Day in an Accrual Period on which the Index Closing Level is (or is deemed to be) greater than or equal to the Barrier Level, the Above Barrier Level Rate will accrue; conversely, for each Scheduled Trading Day in an Accrual Period on which the Barrier Level is less than the Barrier Level, the Below Barrier Level Rate will accrue. As a result, with the Above Barrier Level Rate greater than the Below Barrier Level Rate, if the Index Closing Level is less than the Barrier Level on one or more Scheduled Trading Days during an Accrual Period, then the interest rate for that Accrual Period, and the amount of interest paid on the related Interest Payment Date, will decrease in proportion to the number of Scheduled Trading Days in the Accrual Period that the Index Closing Level is less than the Barrier Level. Accordingly, in such circumstances you would not receive the maximum possible interest rate for that Accrual Period. If, on every Scheduled Trading Day in an Accrual Period, the Index Closing Level is less than the Barrier Level, then you will receive only the Below Barrier Level Rate for that Accrual Period (and as the Below Barrier Level Rate for that Accrual Period is 0% per annum, you would receive no interest payment on the related Interest Payment Date). If the Index Closing Level is less than the Barrier Level on every Scheduled Trading Days in every Accrual Period, then you will receive only the Below Barrier Rate for each Accrual Period (and as the Below Barrier Level Rate for each Accrual Period is 0% per annum, you would receive no interest payments on your Notes throughout all Accrual Periods).

•                  Limited Protection Only at Maturity and Only to the Extent Afforded by the Buffer Percentage—If the Reference Asset Return is negative, the payment at maturity of the Notes will depend on the extent to which the Final Level declines from the Initial Level.  If the Final Level declines from the Initial Level by more than 20.00%, you will lose an amount equal to 1.25% of the principal amount of your Notes for every 1% that the Reference Asset Return falls below -20.00%.  As such, your investment in the Notes may result in a significant loss of principal and the principal amount due at maturity may be as low as zero.  Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party.  For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this preliminary pricing supplement.

•                  The Payment at Maturity of Your Notes is Not Based on the Level of the Index at Any Time Other than the Index Closing Level on the Final Valuation Date—The Final Level of the Index will be based solely on the Index Closing Level on the Final Valuation Date. Therefore, if the level of the Index drops precipitously on the Final Valuation Date, the payment at maturity, if any, that you will receive for your Notes may be significantly less than it would otherwise have been had such payment been linked to the level of the Index prior to such drop.

•                  Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party.  In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•                  No Dividend Payments or Voting Rights—As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Index would have.

•                  The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market.  Each of the hypothetical estimated value of your Notes provided in this preliminary pricing supplement and the estimated value of your Notes on the Initial Valuation Date is based on a number of variables, including our internal funding rates.  Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market.  As a result of this difference, the estimated values referenced above may be lower if such estimated values were based on the levels at which our benchmark debt securities trade in the secondary market.

•                  The Estimated Value of Your Notes is Expected to be Lower Than the Initial Issue Price of Your Notes.  Each of the hypothetical estimated value of your Notes provided in this preliminary pricing supplement and the estimated value of your Notes on the Initial Valuation Date is expected to be lower, and may be significantly lower, than the initial issue price of your Notes.  The difference between the initial issue price of your Notes and the estimated value of the Notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of

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ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and expected development and other costs which we may incur in connection with the Notes.

•                  The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions.  Each of the hypothetical estimated value of your Notes provided in this preliminary pricing supplement and the estimated value of your Notes on the Initial Valuation Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize.  These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market.  As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•                  The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and Maybe Lower Than the Estimated Value of Your Notes. The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do).  The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes.  Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes.  As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

•                  The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes.  Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Initial Valuation Date, as well as the secondary market value of the Notes, for a temporary period after the Issue Date.  The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•                  We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest. We and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.  Additionally, the role played by Barclays Capital Inc., as a dealer in the Notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell these Notes instead of other investments.  We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes.  Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, instruments or assets that may serve as the underliers, basket underliers or constituents of the underliers of the Notes.  Such market making, trading activities, other investment banking and financial services may negatively impact the value of the Notes.  Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes.  We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities.

•                  Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice.  Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

PPS-8

•                  Taxes— The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above.  As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes at a rate that may exceed the Interest Payments (if any) that you receive on the Notes and whether all or part of the gain you may recognize upon the sale, redemption or maturity of an instrument such as the Notes should be treated as ordinary income.  Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts.  While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case (i) increase the likelihood that you will be required to accrue income in respect of the Notes even if you do not receive any payments with respect to the Notes until redemption or maturity and (ii) require you to accrue income in respect of the Notes in excess of any Interest Payments you receive on the Notes.  The outcome of this process is uncertain.  In addition, any character mismatch arising from your inclusion of ordinary income in respect of the Interest Payments and capital loss (if any) upon the sale, redemption or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations.  You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•                  Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day and the factors set forth above, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o              the expected volatility of the Index;

o              the time to maturity of the Notes;

o              the dividend rate on the common stocks underlying the Index;

o              interest and yield rates in the market generally;

o              the supply and demand for the Notes;

o              a variety of economic, financial, political, regulatory or judicial events;

o              supply and demand for the Notes; and

o              our creditworthiness, including actual or anticipated downgrades in our credit ratings.

PPS-9

Description of the Index

All information regarding the Russell 2000® Index set forth in this preliminary pricing supplement reflects the policies of, and is subject to change by, Russell Investments (“Russell”).  The Russell 2000® Index was developed by Russell and is calculated, maintained and published by Russell.  The Russell 2000® Index is reported by Bloomberg under the ticker symbol “RTY <Index>”.

The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market.  As a subset of the Russell 3000® Index (the “Russell 3000”), it consists of approximately 2,000 of the smallest companies (based on a combination of their market capitalization and the current index membership) included in the Russell 3000 and represented, as of March 31, 2013, approximately 10% of the total market capitalization of the Russell 3000. The Russell 3000, in turn, comprises the 3,000 largest U.S. companies as measured by total market capitalization, which together represented, as of March 31, 2013, approximately 98% of the investable U.S. equity market.

Selection of Stocks Underlying the Russell 2000® Index

Security Inclusion Criteria

•                  U.S. company. All companies eligible for inclusion in the Russell 2000® Index must be classified as a U.S. company under Russell’s country-assignment methodology. If a company is incorporated, has a stated headquarters location, and company stock trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible for this purpose), then the company is assigned to its country of incorporation. If any of the three factors are not the same, Russell defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters, and country of the most liquid exchange as defined by a two-year average daily dollar trading volume (“ADDTV”) from all exchanges within a country. After the HCIs are defined, the next step in the country assignment involves an analysis of assets by location. Russell cross-compares the primary location of the company’s assets with the three HCIs. If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets. If there is insufficient information to determine the country in which the company’s assets are primarily located, Russell will use the primary location of the company’s revenues to cross-compare with the three HCIs and assign a country in a similar manner.  Beginning in 2011, Russell will use the average of two years of assets or revenues data, in order to reduce potential turnover. Assets and revenues data are retrieved from each company’s annual report as of the last trading day in May. If conclusive country details cannot be derived from assets or revenues data, Russell will assign the company to the country of its headquarters, which is defined as the address of the company’s principal executive offices, unless that country is a Benefit Driven Incorporation “BDI” country, in which case the company will be assigned to the country of its most liquid stock exchange. BDI countries include: Anguilla, Antigua and Barbuda, Bahamas, Barbados, Belize, Bermuda, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Netherlands Antilles, Panama, and Turks and Caicos Islands. For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned.

•                  Trading requirements. All securities eligible for inclusion in the Russell 3000 must trade on a major U.S. exchange. Bulletin Board, pink-sheet or over-the-counter traded securities are not eligible for inclusion.

•                  Minimum closing price. Stock must trade at or above US$1.00 on their primary exchange on the last trading day in May to be considered eligible for inclusion in the Russell 3000 during annual reconstitution or during initial public offering (IPO) eligibility. If a stock’s closing price is less than US$1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than US$1.00. Nonetheless, a stock’s closing price (on its primary exchange) on the last trading day in May will be used to calculate market capitalization and index membership. Initial public offerings are added each quarter and must have a closing price at or above US$1.00 on the last day of their eligibility period in order to qualify for index inclusion.

•                  Primary exchange pricing. If a stock, new or existing, does not have a closing price at or above US$1.00 (on its primary exchange) on the last trading day in May, but does have a closing price at or above US$1.00 on another major U.S. exchange, that stock will be eligible for inclusion.

•                  Minimum total market capitalization. Companies with a total market capitalization of less than US$30 million are not eligible for the Russell 2000® Index.

•                  Minimum available shares/float requirement. Companies with only a small portion of their shares available in the marketplace are not eligible for the Russell Indices.  Companies with 5% or less will be removed from eligibility.

•                  Company structure. Royalty trusts, limited liability companies, closed-end investment companies, blank check companies, special purpose acquisition companies (SPACs) and limited partnerships are excluded from inclusion in the Russell 3000. Business development companies (BDCs) are eligible.

•                  Shares excluded. Preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrant rights and trust receipts are not eligible for inclusion.

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•                  Deadline for inclusion. Stocks must be listed on the last trading day in May and Russell must have access to documentation on that date supporting the company’s eligibility for inclusion. This information includes corporate description, verification of incorporation, number of shares outstanding and other information needed to determine eligibility. IPOs will be considered for inclusion on a quarterly basis.

All Russell indices, including the Russell 2000® Index, are reconstituted annually to reflect changes in the marketplace. The companies that meet the eligibility criteria are ranked on the last trading day of May of every year based on market capitalization using data available at that time, with the reconstitution taking effect as of the first trading day following the last Friday of June of that year. If the last Friday in June is the 28th, 29th or 30th day of June, reconstitution will occur the Friday prior.

Market Capitalization

The primary criteria used to determine the initial list of common stocks eligible for inclusion in the Russell 3000, and thus the Russell 2000® Index, is total market capitalization, which is calculated by multiplying the total outstanding shares by the market price as of the last trading day in May for those securities being considered for the purposes of the annual reconstitution. IPO eligibility is determined each quarter.

•                  Determining total shares outstanding.  Only common stock is used to determine market capitalization for a company.  Any other form of shares, including  preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights or trust receipts, are excluded from the calculation.  If multiple share classes of common stock exist, they are combined.  In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately.

•                  Determining price.  During each annual reconstitution, the last traded price on the last trading day in May of that year from the primary exchange is used to determine market capitalization.  If a security does not trade on its primary exchange, the lowest price from another major U.S. exchange is used.  In the case where multiple share classes exist, the primary trading vehicle is identified and used to determine price.  For new members, the common share class with the highest trading volume will be considered the primary trading vehicle, and its associated price and trading symbol will be included in the Russell 2000® Index.

Capitalization Adjustments

A security’s shares are adjusted to include only those shares available to the public, often referred to as “free float”.  The purpose of this adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set.  Stocks are weighted in all Russell indices, including the Russell 2000® Index, by their float-adjusted market capitalization, which is calculated by multiplying the primary closing price by the available shares.

The following types of shares are removed from total market capitalization to arrive at free float or available market capitalization:

•                  Cross ownership.  Shares held by another member of a Russell index are considered cross-owned and all such shares will be adjusted regardless of percentage held.

•                  Large corporate and private holdings.  Shares held by another listed company (non-member) or private individuals will be adjusted if greater than 10% of shares outstanding.  Share percentage is determined either by those shares held by an individual or a group of individuals acting together.  For example, officers and directors holdings would be summed together to determine if they exceed 10%.  However, not included in this class are institutional holdings, including investment companies, partnerships, insurance companies, mutual funds, banks or venture capital funds.

•                  Employee stock ownership plan shares.  Corporations that have employee stock ownership plans that comprise 10% or more of the shares outstanding are adjusted.

•                  Unlisted share classes.  Classes of common stock that are not traded on a U.S. exchange are adjusted.

•                  IPO lock-ups.  Shares locked-up during an IPO are not available to the public and are thus excluded from the market value at the time the IPO enters the Russell indices.

•                  Government holdings.  Holdings listed as “government of” are considered unavailable and will be removed entirely from available shares.  Shares held by government investment boards and/or investment arms will be treated similar to large private holdings and removed if the holding is greater than 10%.  Any holding by a government pension fund is considered institutional holdings and will not be removed from available shares.

Corporate Actions Affecting the Russell 2000® Index

Changes to all Russell U.S. indices, including the Russell 2000® Index, are made when an action is final.

•                  “No replacement” rule.  Securities that leave the Index, between reconstitution dates, for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced.  Thus, the number of securities in the Index over a year may fluctuate according to corporate activity.

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•                  Mergers and acquisitions.  Merger and acquisition activity results in changes to the membership and weighting of members within the Russell 2000® Index.

•                  Re-incorporations.  Members of the Russell 2000® Index that are re-incorporated to another country are analyzed for country assignment the following year during reconstitution, as long as they continue to trade in the U.S. Companies that re-incorporate and no longer trade in the U.S. are immediately deleted from the Russell 2000® Index and placed in the appropriate country within the Russell Global Index. Those that re-incorporate to the U.S. during the year will be assessed during reconstitution for membership.

•                  Re-classifications of shares (primary vehicles).  Primary vehicles will not be assessed or change outside of a reconstitution period unless the existing class ceases to exist. In the event of extenuating circumstances signalling a necessary primary vehicle change, proper notification will be made.

•                  Rights offerings.  Rights offered to shareholders are reflected in the Russell 2000® Index the date the offer expires for nontransferable rights and on the ex-date for transferable rights.  In both cases, the price is adjusted to account for the value of the right on the ex-date, and shares are increased according to the terms of the offering on that day. Rights issued in anticipation of a takeover event, or “poison pill” rights are excluded from this treatment and no price adjustment is made for their issuance or redemption.

•                  Changes to shares outstanding.  Changes to shares outstanding due to buyback (including Dutch Auctions), secondary offerings, merger activity with a non- Index member and other potential changes are updated at the end of the month (with the sole exception of June) which the change is reflected in vendor supplied updates and verified by Russell using an SEC filing.  For a change in shares to occur, the cumulative change to available shares must be greater than 5%.

•                  Spin-offs. The only additions between reconstitution dates are as a result of spin-offs, reincorporations and IPOs.  Spin-off companies are added to the Russell 2000® Index if warranted by the market capitalization of the spin-off company.

•                  Tender offers.  A company acquired as the result of a tender offer is removed when the tender offer has fully expired and it is determined the company will finalize the process with a short form merger.  Shares of the acquiring company, if a member of the Russell 2000® Index, will be increased simultaneously.

•                  Delisting.  Only companies listed on U.S. exchanges are included in the Russell 2000® Index.  Therefore, when a company is delisted from a U.S. exchange and moved to over-the-counter trading, the company is removed from the Russell 2000® Index.

•                  Bankruptcy and voluntary liquidations.  Companies that file for Chapter 7 liquidation bankruptcy or file any other liquidation plan will be removed from the Russell 2000® Index at the time of the filing.  Companies filing for a Chapter 11 re-organization bankruptcy will remain a member of the Russell 2000® Index, unless delisted from their primary exchange.  In that case, normal delisting rules will apply.

•                  Stock distributions.  Stock distributions can take two forms:  (1) a stated amount of stock distributed on the ex-date or (2) an undetermined amount of stock based on earnings and profits on a future date.  In both cases, a price adjustment is made on the ex-date of the distribution.  Shares are increased on the ex-date for category (1) and on the pay-date for category (2).

•                  Dividends.  Gross dividends are included in the daily total return calculation of the Russell 2000® Index based on their ex-dates.  The ex-date is used rather than the pay-date because the market place price adjustment for the dividend occurs on the ex-date.  Monthly, quarterly and annual total returns are calculated by compounding the reinvestment of dividends daily. The reinvestment and compounding is at the total index level, not at the security level. Stock prices are adjusted to reflect special cash dividends on the ex-date. If a dividend is payable in stock and cash and the stock rate cannot be determined by the ex-date, the dividend is treated as cash.

•                  Halted securities.  Halted securities are not removed from the Russell 2000® Index until the time they are actually delisted from the exchange.  If a security is halted, it remains in the Index at the last traded price from the primary exchange until the time the security resumes trading or is officially delisted.

Additional information on the Russell 2000® Index is available on the following website: http://www.russell.com.  No information on the website shall be deemed to be included or incorporated by reference in this preliminary pricing supplement.

License Agreement

Barclays Bank PLC has entered into a non-exclusive license agreement with the Russell Investments (“Russell”) whereby we, in exchange for a fee, are permitted to use the Russell 2000 Index and its related trademarks in connection with certain Notes, including the Notes.  We are not affiliated with Russell; the only relationship between Russell and us is any licensing of the use of Russell’s indices and trademarks relating to them.

The license agreement between Russell and Barclays Bank PLC provides that the following language must be set forth in the preliminary pricing supplement:

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“The Notes are not sponsored, endorsed, sold, or promoted by Russell Investments (“Russell”).  Russell makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in Notes generally or in the Notes particularly or the ability of the Russell 2000® Index (the “Russell 2000 Index”) to track general stock market performance or a segment of the same.  Russell’s  publication of the Russell 2000 Index in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the Notes upon which the Russell 2000 Index is based.  Russell’s only relationship to Barclays Bank PLC and its affiliates is the licensing of certain trademarks and trade names of Russell and of the Russell 2000 Index which is determined, composed and calculated by Russell without regard to Barclays Bank PLC and its affiliates or the Notes.  Russell is not responsible for and has not reviewed the Notes nor any associated literature or publications and Russell makes no representation or warranty, express or implied, as to their accuracy or completeness, or otherwise.  Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell 2000 Index.  Russell has no obligation or liability in connection with the administration, marketing or trading of the Notes.

RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000 INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY OMISSIONS, OR INTERRUPTIONS THEREIN.  RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC AND/OR ITS AFFILIATES, INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000 INDEX OR ANY DATA INCLUDED THEREIN.  RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000 INDEX OR ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.”

“Russell 2000® Index” and “Russell 3000® Index” are trademarks of Russell Investments and have been licensed for use by Barclays Bank PLC.  The Notes are not sponsored, endorsed, sold, or promoted by Russell Investments and Russell Investments makes no representation regarding the advisability of investing in the Notes.”

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Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index Closing Level from January 1, 2008 through May 15, 2013.  The Index Closing Level on May 15, 2013 was 988.54.

We obtained the Index Closing Levels below from Bloomberg, L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index Closing Level on the Final Valuation Date.  We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

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